Mail Stop 4561

September 30, 2009

R. Terry Phillips
President and Chief Executive Officer
United Security Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784

> **Re:** **United Security Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-14549**

Dear Mr. Phillips:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

Sincerely,

Gregory Dundas
Attorney Adviser